19
6/15

06009216

AB 6/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	~~September 30, 1998~~
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 2 3 2006
WASH., D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shields Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Waltham Woods Corporate Center, 890 Winter ST. Suite 160
(No. and Street)

Waltham | MA | 02451
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields, ~~VP~~ Executive VP | 781.890.7033
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lisa Roche CPA c/o Thomas C. Valorie & Co, CPAS.
(Name — *if individual, state last, first, middle name*)

253 Main Street | Milford | MA | 01757
(Address) | (City) | (State) | Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities, Inc, as of December 31, ~~19~~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 01, 2008

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Stockholders' equity, beginning	$ 24,257	$ 33,176
Net income (loss)	(6,599)	(8,919)
S Distribution	0	0
Stockholders' equity, ending	$ 17,658	$ 24,257

As prepared by: Thomas C. Valorie, CPA, P.C.

Thomas C. Valorie, CPA, P.C.
253 Main Street, Milford, MA 01757

January 26, 2006

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2005 AND 2004

f

	2005	2004
Liabilities subordinated to general creditors, beginning	$ 0	$ 0
Activity for the year:	0	0
Liabilities subordinated to general creditors, ending	$ 0	$ 0

As prepared by: Thomas C. Valorie, CPA, P.C.
Thomas C. Valorie, CPA, P.C.
253 Main Street, Milford, MA 01757

January 26, 2006